UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      January 12, 2007

via U.S. mail and facsimile

Dr. Tim Sun
Geopulse Exploration Inc.
c/o Empire Stock Transfer Inc.
2470 St. Rose Parkway, Suite 304
Henderson, Nevada, 89128


      Re:	Geopulse Exploration Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      	Filed December 26, 2006
      	File No. 333-137519

Dear Dr. Sun:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General
1. Please note that the contact information provided on the amended front cover page of the registration statement appears to be incorrect. The phone number provided belongs to Minco Mining and Metals Corporation, a company with which your corporate secretary previously had been affiliated. Consequently, we reissue prior comment
3 of our letter dated October 19, 2006.  Please revise or advise.
2. We note your revisions in response to prior comment 5.
Further
supplement and clarify in your disclosure if any triggering events have been identified by the board that would determine when compensation would be paid to Dr. Sun and Ms. Bergstrom and, if so, the terms of such compensation (e.g., salary and/or stock options).

Risk Factors, page 6

Description of Business, page 20

Description, Location and Access, page 20
3. We refer you to response 12 of your letter dated December 26, 2006.
The map was not included as indicated in your response. We reissue prior comment 12.

Exhibits
4. Although you reference in your responses that the consent of Dr.
Dawson and a revised legal opinion were filed, we note that these exhibits were not filed with your amendment. Consequently, we reissue prior comments 13 and 16.

Consent

5. We note your response to comment 17 in our letter dated October
19,
2006 and the revisions to your disclosure. We note that the consent that was filed with the registration statement filed on December 26,
2006 refers to a registration statement filed on December 21, 2006.
Please clarify which registration statement this consent relates to.

Note 2.  Mineral Interests

6. We note your response to comment 15 in our letter dated October
19,
2006. You have indicated that your policy is to expense exploration expenses until such time as proven and probable reserves have been properly established. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. Please modify your policy accordingly. Please refer to
SEC Industry Guide 7 for additional clarification.

7. We note your response to prior comment 15 and your accounting policy stating, "Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified." Please explain why acquisition costs have been expensed. Refer to paragraph 9 of EITF 04-2.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


        You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551- 3683 with any questions on the accounting comments. You may contact Mellissa
Campbell Duru at (202) 551-3757 or, in her absence, Timothy
Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.
      Sincerely,


								H. Roger Schwall
								Assistant Director


cc:	J. Cannarella
      M. Duru
      T. Levenberg


Dr. Tim Sun
Geopulse Exploration Inc.
January 12, 2007
Page 4